U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                              Paladino, Albert E.
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   (Last)                           (First)             (Middle)

Telaxis Communications Corporation
20 Industrial Drive East
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                                    (Street)

South Deerfield                      MA                   01373
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   (City)                           (State)              (Zip)

                     Telaxis Communications Corporation TLXS
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


                                 July 2000
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4.   Statement for Month/Year

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock*                         7/31/00        J(1)            3,826       A      (1)      78,042         D
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Common Stock*                         7/31/00        J(2)              165       A               78,042         D(2)
------------------------------------------------------------------------------------------------------------------------------------

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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Non-Qualified       $31.28   6/21/00  A    V    9,000         6/21/00  6/21/10  Common    9,000            79,198    D
Stock Option                                                                    Stock
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Non-Qualified       $28.50   7/20/00  A    V    625           7/20/00  7/20/10  Common      625            79,198    D
Stock Option                                                                    Stock
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Non-Qualified       $31.28   6/21/00  A    V    4             6/21/00  6/21/10  Common        4            79,198    D(2)
Stock Option                                                                     Stock
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Non-Qualified       $1.00    5/12/99  A         1             2/7/00   5/12/09  Common        1            79,198    D(2)
Stock Option*                                                                    Stock
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Non-Qualified       $1.00    1/16/98  A         1             2/7/00   1/16/08  Common        1            79,198    D(2)
Stock Option*                                                                    Stock
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Warrant*            $1.00    4/15/99  A         14            4/15/99  7/30/07  Common        14           79,198    D(2)
                                                                                 Stock
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Warrant*            $1.00    7/16/99  A         14            7/16/99  7/30/07  Common        14           79,198    D(2)
                                                                                 Stock
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====================================================================================================================================

Explanation of Responses:

   (1) On July 31, 2000, Dr. Paladino received these shares by distribution from Prism Venture Partners I, LP, a venture capital firm in which Dr. Paladino has an interest (described below).

   (2) As (a) 5% owner of Prism Venture Partners LLC, which is the General Partner and 81.45% owner of Prism Investment Partners LP (" the General Partner") which is the General Partner and 1% owner of Prism Venture Partners 1, LP and (b) 0.05% owner of the General Partner. Once certain conditions are met, including the receipt of distributions totaling all invested capital to the Limited Partners of Prism Venture Partners I, LP, the General Partner is entitled to receive 20% of the gains of Prism Venture Partners I, LP.

  *These holdings, which are due to Dr. Paladino's interest in Prism Venture
   Parners I, LP described above , were inadvetently not reported on his Form 3 which was filed with the SEC on February 1,2000.



      /s/ Albert E. Paladino                                    8/3/2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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